EXHIBIT 4.2.4

CNH GLOBAL N.V. EQUITY INCENTIVE PLAN

Non-Qualified Performance Stock Option Award Agreement

THIS AWARD AGREEMENT effective as of the 16th of February 2007 (the “Award Date”) by and between CNH Global N.V (the “Company”) and «First_Name» «Last_Name» (the “Participant”).

WHEREAS:

(A) The Company maintains the Equity Incentive Plan (the “Plan”) for the benefit of eligible employees and the Corporate Governance and Compensation Committee of the Company (the “Committee”) has the authority, pursuant to its charter, to administer the Plan; and

(B) The Committee, at its meeting of 16 of February 2007, approved the Leadership Incentive Plan (“LIP”), to be administered under the rules of the Plan, for the granting of a Performance Stock Option Award as an incentive to align the leaders’ objectives to the Company’s financial goals; and

(C) The Participant has been selected to receive such Award under the Plan and the LIP;

NOW, THEREFORE, the Company and the Participant agree as follows:

1.	Award of the Performance Stock Option.

Subject to the terms of this Agreement and under the rules of the Plan and the LIP (which are incorporated herein by reference), the Company hereby grants the Participant an Option to purchase:

(a)	«SO_Max1» Common Shares of the Company (“Common Shares”); this being the maximum number of Common Shares which could become vested under the Option as per Section 2 below, provided maximum company performance (150% of the target results) is achieved or exceeded and the highest leadership assessment multiplier earned pursuant to Schedule A of this Agreement;

(b)	At an Option Price of $37.96 per share (equal to the average of the highest and lowest sale price of a Common Share on the Award Date as listed by the NYSE).

2.	Vesting of the Option and Forfeiture of Non-Vested Option.

(a)	The actual number of Common Shares for which the Option will become vested will be:

(i)	calculated pursuant to Schedule A of this Agreement;

(ii)	Communicated to the Participant on the Determination Date, such date being as soon as the Actual Results of the Company will be determined, thus making possible to calculate the Total Target Incentive Earned pursuant to Schedule A of this Agreement;

(b)	Except as otherwise provided herein, the portion of the Option that vests under Section 2(a) above will become exercisable in three equal installments, as follows:

(i)	The first installment: immediately upon the Determination Date;

(ii)	The second installment: upon the first anniversary of the Determination Date; and

(iii)	The third installment: upon the second anniversary of the Determination Date.

(c)	The portion of the Option that does not become vested under Section 2(a) above shall be terminated and forfeited for no consideration as of the Determination Date.

(d)	All Options cease to vest upon a Participant’s Termination Date.

3.	Term and Forfeiture of Vested Option.

(a)	The vested Option shall expire and no longer be exercisable on the earliest to occur of:

(i)	The day preceding the fifth anniversary of the Determination Date, 4:00 p.m., U.S. Central Time, if the Participant continues to be employed by the Company, its subsidiaries, or the Parent Group throughout the period;

(ii)	The third anniversary of the Participant’s Termination Date in respect of a termination of employment due to retirement at age 65 or older, Total Disability (as defined in Section 3(c)) or death;

(iii)	The Participant’s Termination Date, in respect of a termination of employment for cause, as determined by the Company in its discretion; or

(iv)	The date which is ninety (90) days after the Termination Date in respect of a termination of employment other than as set forth under clauses (ii) and (iii) above.

(b)	“Termination Date” means the date the Participant ceases to be continuously employed by the Company, its subsidiaries, or the Parent Group.

(c)	“Total Disability” means, as determined in good faith by the Company, the permanent inability of the Participant, as a result of accident or sickness, to perform such Participant’s occupation or employment for which the Participant is suited by reason of the Participant’s previous training, education and experience.

(d)	Any vested Option, which is not exercised within the applicable period under 3(a) above, will be automatically terminated and forfeited for no consideration as of the end of that period.

4.	Manner of Exercise.

Any vested Option may be exercised in whole or in part, and any such exercise shall be, in accordance with the “Option Exercise Kit” which the Participant may request from the Company’s Human Resources Department, Global Compensation and Benefits.

5.	Settlement of the Exercised Option.

As promptly as practicable after the processing of the instructions under the Option Exercise Kit, the Company’s broker, or the Company, shall transfer to the Participant:

(a)	Book entry shares issued in the Participant’s name for the number of Common Shares purchased by the Participant upon exercise of the Option; or

(b)	A check or a wire transfer for any cash to which the Participant may be entitled in connection with such exercise, if the Participant has asked the Company’s broker to sell the underlying Common Shares.

6.	Adjustments.

In the event of a Company reorganization under Section 7 of the Plan, any Option granted in this Agreement shall be subject to such equitable adjustments as the Committee, in its sole discretion, may deem appropriate, including, but not limited to, shares of the Parent company.

7.	Withholding for Taxes.

In accordance with Section 14 of the Plan, the Company shall have the right to deduct, from the settlement of any Option, Common Shares or cash sufficient to satisfy any withholdings required by law.

8.	Rights as Shareholder.

The Participant shall have no rights as a shareholder with respect to any Common Shares underlying the Option until and unless the Participant becomes the shareholder of record of such Common Shares.

9.	Employment.

Neither the granting of any Option nor any term or provision of this Agreement shall constitute or be evidence of any understanding, expressed or implied, on the part of the Company or any of its subsidiaries to guarantee the Participant’s continued employment with the Company or his/her continued participation in the Plan or LIP in future years.

10.	Non-Transferability.

(a)	During the Participant’s lifetime, no Option shall be transferable (voluntarily or involuntarily) and any vested Option shall be exercisable only by the Participant; or, during his Total Disability, by his legal representative.

(b)	Any vested Option shall pass, upon death, to the beneficiary designated by the Participant on a form provided by, and filed prior to death with, the Company. If no designation is made or if the designated beneficiary does not survive the Participant’s death, any vested Option shall pass by will or the laws of descent and distribution. Following the Participant’s death, any vested Option, if exercisable in accordance with this Agreement, may be exercised by the person to whom such Option or right passes according to the foregoing or by such person’s estate, heirs or devisees.

11.	Transfer of Participant.

In the event the Participant is transferred and becomes an employee of any other entity which is a member of the Parent Group, the Option may be converted or adjusted in any manner that the Committee, in its sole discretion, may deem appropriate, including, but not limited to, shares of the Parent company.

12.	Amendment.

This Agreement may be amended by the Committee at any time, provided that no such amendment, without the written consent of the Participant, shall adversely affect the rights of the Participant granted hereunder.

13.	Miscellaneous.

(a)	Headings. The headings in this Agreement are inserted for convenience only and shall have no significance in the interpretation of this Agreement.

(b)	The Plan and LIP. This Agreement is supplemented by and subject to the terms and conditions of the Plan and LIP, which will be provided upon request by contacting the Company’s Human Resources Department, Global Compensation and Benefits.

(c)	Entire Agreement. This Agreement, including the Plan and the LIP, contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersede any prior arrangements or understandings with respect thereto, written or oral. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof have been made by either party other than those that are set forth expressly in this Agreement, including the Plan and the LIP.

(d)	Successors. The terms and conditions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives and successors.

(e)	Governing Law. In the event of any inconsistency between the terms of this Agreement and any other document attached hereto, the terms of this Agreement shall control. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, U.S.A., as applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

(f)	CONSENT TO JURISDICTION. BY ACCEPTING THIS AGREEMENT THE PARTICIPANT EXPRESSLY AND IRREVOCABLY AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED IN WILMINGTON, DELAWARE, U.S.A. IN RESPECT OF ANY MATTER THAT IS NOT OTHERWISE ARBITRATED OR RESOLVED ACCORDING TO SECTION 12(g). This includes any action or proceeding to compel arbitration or to enforce an arbitration award.

(g)	Arbitration. Any and every dispute, claim or difference arising under, or in relation to this Agreement, including any dispute, claim or difference as to the validity, meaning or effect hereof, shall be finally settled by arbitration in Wilmington, Delaware, under the Rules of the United States Federal Arbitration Act. The arbitration award shall be final and binding and shall deal with the question of the costs of arbitration and all matters relating thereto. The arbitrator is not empowered to award damages in excess of reasonable actual damages.

(h)

No Right to Future Grants. The grant of the Option is voluntary and does not create any contractual or other right to receive future grants of Options, or benefits in lieu of Options, even if Options have been granted repeatedly in the past. All decisions with respect to future grants, if any, will be at the sole discretion of the Company. The Options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Common Shares is unknown and cannot be predicted with certainty. No claim or entitlement to compensation or damages arises from forfeiture or termination of the Options or diminution in value of the Options or the Common Shares and you irrevocably release the Company and/or its subsidiaries from any such claim that may arise. The Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, suspended or terminated by the Company at any time, as provided in the Plan. Your participation in the Plan is voluntary.

(i)	Employee Data Privacy. You hereby explicitly consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, the Company and its subsidiaries for the exclusive purpose of implementing, administering and managing your participation in the Plan. You understand that the Company holds certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Common Shares, details of all Options or any other entitlement to Common Shares, for the purpose of implementing, administering and managing the Plan (“Data”). You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local Human Resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom you may elect to deposit any shares acquired. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting, in writing, your local Human Resources representative. You understand, however, that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local Human Resources representative.

IN WITNESS WHEREOF, this Agreement has been executed by the Company and accepted by the Participant, effective as of the day and year first above written.

CNH GLOBAL N.V.

Roberto Pucci
Senior Vice President, Human Resources

ACCEPTED:

By:	Date:
Participant: print name and sign

Schedule A: Calculation of 2007 Performance Stock Option Award

Attachments: 2007 LIP Plan Document